Exhibit 12.1

Ratio of Earnings to Fixed Charges

(In thousands)

	Nine Months Ended September 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Income (loss) before income taxes	$258,735	$437,171	$201,419	$(2,256)	$179,894	$173,082
Add: fixed charges	17,602	22,569	24,414	30,439	27,287	5,020

Total earnings	$276,337	$459,740	$225,833	$28,183	$207,181	$178,102

Fixed charges:
Interest expensed	$12,543	$16,011	$16,266	$20,514	$18,962	$608
Amortization of debt issuance cost	987	1,315	2,444	4,313	3,410	508
Interest component of rental payments (1)	4,072	5,243	5,704	5,612	4,915	3,904

Total fixed charges	$17,602	$22,569	$24,414	$30,439	$27,287	$5,020

Ratio of earnings to fixed charges	15.7	20.4	9.3	0.9	7.6	35.5

Total additional earnings required to achieve 1:1 coverage ratio of fixed charges	$—	$—	$—	$2,089	$—	$—

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.